# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WOLFSPEED, INC., CIK 0000895419
CUSIP: 97785W106
Title of class of securities: Common Stock, par value $0.00125 per share
Address of issuer's principal executive offices: 4600 SILICON DR, DURHAM, North Carolina (NC), 27703
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001559706

## Reporting persons
- Slate Path Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,438,156; sole dispositive power 0; shared dispositive power 6,438,156; aggregate amount beneficially owned 6,438,156 (9.99% of the class)
  Comment: Includes 2,000,000 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants. As more fully described in Item 4, certain of these warrants are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.
- David Greenspan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,438,156; sole dispositive power 0; shared dispositive power 6,438,156; aggregate amount beneficially owned 6,438,156 (9.99% of the class)
  Comment: Includes 2,000,000 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants. As more fully described in Item 4, certain of these warrants are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

## Item 1. Issuer
Name of issuer: WOLFSPEED, INC.
Address of issuer's principal executive offices: 4600 Silicon Drive, Durham, North Carolina 27703.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Slate Path Capital LP (the "Investment Manager"), a Delaware limited partnership and the investment manager of Slate Path Master Fund LP (the "Master Fund"), a Cayman Islands exempted limited partnership, and SPB Master Fund LP, a Cayman Islands exempted limited partnership (the "SPB Master Fund", and, together with the Master Fund, the "Slate Path Funds"), with respect to the shares of Common Stock, par value $0.00125 per share (the "Common Stock") of WOLFSPEED, INC. (the "Company"), directly held by the Slate Path Funds; and

(ii) David Greenspan ("Mr. Greenspan"), the managing partner of Jades GP, LLC, a Delaware limited liability company and the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Slate Path Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 717 Fifth Avenue, 16th Floor, New York, NY 10022.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Greenspan is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 48,338,641 shares of Common Stock outstanding, which is the sum of (a) 45,088,611 shares Common Stock outstanding as of February 28, 2026 as reported in the Company's Prospectus filed on March 18, 2026, and (b) 3,250,030 shares of Common Stock issued in connection with offering as described in the Company's Current Report on Form 8-K, filed on March 26, 2026 with the SEC and assumes the exercise of the warrants held by the Slate Path Funds, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of certain warrants held by the Slate Path Funds, the Reporting Persons cannot exercise such warrants if the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker"). The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker.
Percent of class: 9.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Slate Path Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Slate Path Capital LP: /s/ Thomas Hansen, By: Jades GP, LLC, General Partner, By: Thomas Hansen, Chief Financial Officer and Chief Operating Officer (05/15/2026)
- David Greenspan: /s/ Jim Feeney, Jim Feeney, Attorney-In-Fact* (05/15/2026)
Comment: * Pursuant to a Power of Attorney, dated as of July 31, 2020, attached hereto as Exhibit 99.2.